Exhibit 99.2

TOP KINGWIN LTD
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on April 22, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of _________ Class A/Class B Ordinary Shares1, par value US$0.0001 per share (“Ordinary Shares”), of Top KingWin Ltd (the “Company”), hereby appoint Mr. Ruilin Xu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 9:00AM, Eastern Time, on April 22, 2025 at Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China (the “Meeting”).

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s)

[2]	If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out “Mr. Ruilin Xu, the CEO of the Company or”. A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

	For	Against	Abstain
Proposal 1: It is resolved as an ordinary resolution that:

(a) with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion,, every twenty-five (25) issued and unissued class A ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.0025 each and every twenty-five (25) issued and unissued class B ordinary shares of par value USD0.0001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value USD0.0025 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 300,000,000 class A ordinary shares of par value USD0.0001 each and (ii) 200,000,000 class B ordinary shares of par value USD0.0001 each to USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each (together with 1(b), the “Share Consolidation”); and	☐	☐	☐

(b) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.	☐	☐	☐

Proposal 2: It is resolved as an ordinary resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation) and immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 12,000,000 class A ordinary shares of par value USD0.0025 each and (ii) 8,000,000 class B ordinary shares of par value USD0.0025 each to USD31,250,000 divided into 10,000,000,000 class A ordinary shares of par value USD0.0025 each and 2,500,000,000 class B ordinary shares of par value USD0.0025 each (the “Increase of Authorized Share Capital”);	☐	☐	☐

Proposal 3: It is resolved as an ordinary resolution, that the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares be and are hereby approved and adopted (the “2025 Equity Incentive Plan Proposal”)	☐	☐	☐

Proposal 4: It is resolved as a special resolution, that the increase of the voting rights attached to each class B ordinary share to forty (40) votes per class B ordinary share on any and all matters on a poll at any general meeting of the Company be and is hereby approved (the “Change of Class B Ordinary Shares Voting Rights”);	☐	☐	☐

Proposal 5: It is resolved as a special resolution, that subject to approval by the shareholders of Resolution 1 (the Share Consolidation), Resolution 2 (the Increase of Authorized Share Capital) and Resolution 4 above (the Change of Class B Ordinary Shares Voting Rights), with effect from the effective date of the Share Consolidation and the Increase of Authorized Share Capital, the second amended and restated memorandum and articles of association (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Share Consolidation, the Increase of Authorized Share Capital and the Change of Class B Ordinary Shares Voting Rights; and;	☐	☐	☐

Proposal 6: It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation, the Increase of Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of Authorized Share Capital; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).	☐	☐	☐

Dated _________, 2025

Signature(s) _________________________

Name of Signatory _________________________

Name of Shareholder _________________________

Notes:

1.	Only the holders of record of the Class A and Class B Ordinary Shares of the Company at the close of business on March 21, 2025, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Ruilin Xu, Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China, no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.